Exhibit 3.5

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF

KEY METALS CORP.

Key Metals Corp. (the “Corporation”), a corporation organized and existing under the law of the State of Delaware, hereby certifies as follows:

1.	The Certificate of Incorporation of the Corporation is hereby amended by deleting the text of Article 1 thereof and inserting the following in lieu thereof:

“1. The name of the Corporation is Key Mining Corp.”

2.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation of the Corporation to be signed by its duly authorized officer this 7th day of August 2023.

By:	/s/ Cesar Lopez
Name:	Cesar Lopez
Title:	Chief Executive Officer